Exhibit 1.02

Conflict Minerals Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This Conflict Minerals Report (“Report”) of Autoliv, Inc. (“Autoliv” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Defined terms in this Report that are not otherwise defined herein are defined in the Rule and SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012.

Conflict Minerals Program

Overview

Autoliv develops, manufactures and supplies automotive safety systems to the automotive industry with product groups consisting of (i) airbags and associated products, (ii) seatbelts and associated products and (iii) active safety products. As a supplier of automotive safety products, we are knowledgeable of the design and material content of our products and the processes used to produce them. As a result, we have determined that many of our products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products.

Pursuant to the Rule, we undertook a reasonable country of origin inquiry (“RCOI”) and due diligence measures on the source and chain of custody of the necessary 3TG Minerals in our products that we had reason to believe may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free”. We use the term “conflict free” in this Report in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of 3TG Minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Policy

As part of the company management systems described further below, we implemented a Conflict Minerals policy that prohibits human rights abuses associated with the extraction, transport or trade of minerals. We also prohibit any direct or indirect support to non-state armed groups or security forces that illegally control or tax mine sites, transport routes, trade points or any upstream actors in the supply chain. We require the parties in our supply chain to agree to follow the same principles and we are working with our supply chain to improve traceability of minerals and ensure responsible sourcing. Suppliers who manufacture components, parts, or products containing 3TG Minerals must commit to only sourcing those materials from environmentally and socially responsible sources. A link to Autoliv’s Conflict Minerals Statement can be found at

http://www.autoliv.com/sustainability/pages/responsibilitybusinessconduct.aspx. The websites referenced herein and the information accessible through such websites are not incorporated into this specialized disclosure report.

Description of Inquiry

Autoliv conducted internal analysis to identify products for which 3TG Minerals are necessary to the functionality or production of such product and mapped them to their respective vendors. As a base for the identification process we used the International Material Data System (the “IMDS Database”) as well as Autoliv’s internal purchasing department database. This process allowed Autoliv to identify in-scope products and the corresponding suppliers, and to supplement any deficiencies in the IMDS Database with the additional information found in the internal database. Through this process, Autoliv identified in total around 400 active suppliers which are using, or likely to use, 3TG Minerals in the products they supply to us.

The Company then conducted a RCOI by surveying the identified suppliers using the Automotive Industry Action Group’s “iPoint” platform, which is based on the Conflict Minerals Reporting Template published by the Conflict Free Sourcing Initiative (commonly known as the EICC-GeSi Template).

Autoliv started by implementing a pilot program including all suppliers of electronic equipment, including approximately 80 suppliers. The program was intended to (i) test the Company’s internal resources with respect to the 3TG Minerals process, (ii) initiate the discussion with electronics suppliers early in the year, since the Company is several steps removed from the source of the minerals and thus has less visibility into product content and (iii) familiarize the Company’s internal resources with the iPoint program and EICC-GeSi Template. Subsequent to the pilot program Autoliv rolled out the RCOI survey to more than 300 additional suppliers identified as potentially supplying products/components containing 3TG Minerals. The results of the RCOI and the associated due diligence can be found below in this Report.

Description of Products

Certain products manufactured or contracted to be manufactured by Autoliv contain 3TG Minerals necessary to the functionality or production of such products. Those product groups include, but are not limited to, (i) seatbelts and associated products, (ii) airbags and associated products and (iii) active safety products.

For more information on the origin of the materials used in these products, please see “Results for the 2013 Calendar Year” below.

Due Diligence Measures Performed

Following the outcome of our RCOI, we conducted due diligence to collect information on our supply chain to identify the source of materials for the calendar year 2013. We adopted a policy and methodology in accordance with the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold (the “OECD Framework”), specifically as it relates to our position as a “downstream” purchaser. The five steps of this framework include: (1) establishing strong company management systems, (2) identifying and assessing risk in the supply chain, (3) designing and implementing a strategy to respond to identified risks, (4) developing, facilitating and implementing certain supply chain due diligence audits and (5) reporting on supply chain due diligence.

Step 1—Establish strong company management systems

• Assembled a team of individuals in late 2012 from various relevant functions within the organization (including purchasing, engineering, finance and legal) to develop and support the process of supply chain due diligence, and these individuals regularly reported progress to management of each function.

• Implemented certain procedures to aid in the visibility into the 3TG Minerals supply chain.

• Adopted and communicated a company policy on 3TG Minerals to suppliers and the public.

• Prepared an informative letter describing Autoliv’s position and requirements to suppliers with regard to Conflict Minerals.

• Incorporated into the “Autoliv Supplier Manual” a policy that all new suppliers sign an acknowledgement letter confirming that they understand that all the requirements described in the Autoliv Supplier Manual are mandatory in the supplier’s business relationship with Autoliv.

Step 2—Identify and assess risk in the supply chain

• Conducted internal analysis to identify products for which the 3TG Minerals are necessary to the functionality or production of such product and mapped them to their respective vendors. As a base for the identification process Autoliv used the IMDS Database as well as Autoliv’s internal purchasing department database to supplement and cross-verify.

• Reviewed responses from suppliers submitted on the iPoint platform and performed multiple follow-up requests with suppliers who had not responded to Autoliv’s inquiry by a certain date or who provided incomplete and/or inconsistent and possibly incorrect responses.

• Compared smelters and refiners identified by the supply chain survey against the list of facilities that received a “conflict free” designation from the Conflict Free Smelter Program (“CFSP”), the London Bullion Market Association (“LBMA”) or other independent third-party audit program, which designations provide due diligence information on the 3TG Minerals sourced by such facilities.

• Documented country of origin information received from suppliers and smelters identified by the supply chain survey.

• Engaged audit firm to perform readiness assessment over Autoliv’s 3TG Minerals RCOI and due diligence process.

Step 3—Design and implementation of a strategy to respond to identified risks

• Analyzed the results of the RCOI and, specifically, the responses that contained information that may lead Autoliv to have a reason to believe that 3TG Minerals may have come from the Covered Countries, and subsequently designed and implemented a strategy to respond to such risks.

• Developed an informative bulletin through the Company intranet website, updated the Company’s Supplier Manual to include a Conflict Minerals section, and implemented procedures within the purchasing process to identify non-compliant suppliers and respond to supply chain risks.

• Provided periodic progress reports to management regarding the status of supply chain due diligence.

• Engaged in efforts to bring suppliers into conformity with our Conflict Minerals policy.

Step 4 – Development, facilitation and implementation of certain supply chain due diligence audits

• Autoliv has updated its Supplier Manual and intends to facilitate audits at identified parts of the supply chain. Autoliv is planning to begin these audits in late 2014 or 2015.

• Since smelter/refiner facilities are the key choke point in the global supply chain for minerals, Autoliv monitors the list of facilities that received a “conflict free” designation from the CFSP, LBMA or other independent third-party audit programs, which designations provide due diligence information on the 3TG Minerals sourced by such facilities. Due to the fact that Autoliv, as a downstream supplier of products, is several steps removed from the smelters/refiners, it has no direct commercial relationships with smelters/refiners. Therefore, Autoliv determined that auditing smelters/refiners at this time would be inappropriate and impracticable and is instead relying on lists of certified conflict free smelters/refiners published by third-parties that have conducted such audits. For the 2013 reporting year, in order to be identified as “conflict free,” Autoliv requires that facilities be certified as conflict free by at least one approved third-party audit program if Autoliv has reason to believe that such facility is sourcing from the Covered Countries.

Step 5— Report on supply chain due diligence

• Autoliv has compiled its results and filed this report in accordance with Rule 13p-1 through the use of the Form SD and the attachment of this Report. Autoliv plans to report annually, and its reports will be available on Autoliv’s corporate website at:

http://www.autoliv.com/sustainability/pages/responsibilitybusinessconduct.aspx.

Results for the 2013 Calendar Year

Autoliv’s Conflict Minerals process, as described above, allowed Autoliv to identify in-scope products and the corresponding suppliers. Autoliv then conducted a RCOI by surveying approximately 400 identified suppliers, and Autoliv has received survey responses from more than 90% of its suppliers that were surveyed. However the responses have not all been satisfactory in all material respects due to incomplete or inconsistent data. Based on the information that we discovered in our due diligence process, we learned that the 3TG Minerals in our products come from a variety of smelters, 66 of which are on the conflict free smelter list provided by the Conflict Free Sourcing Initiative or other independent third-party audit program as further described below.

We have been unable to determine the origins of some of our 3TG Minerals. Because we cannot determine the origins of some of the 3TG Minerals, and we have not obtained an independent private sector audit of our due diligence measures (as such audit is not required for this reporting period), we are not able to state that our products that contain such minerals are “DRC conflict free.”

Based on the information provided to us through our RCOI and due diligence, and after correction, review and removal of duplicate and alternate names, we have identified a total of approximately 177 smelter/refiner names for facilities used to process the necessary 3TG Minerals in our products. These facilities included:

•	82 gold facilities, 35 of which are CFSP “conflict free” certified and 25 of which are LBMA certified;

•	19 tantalum facilities, 18 of which are CFSP “conflict free” certified;

•	60 tin facilities, 10 of which are CFSP “conflict free” certified; and

•	16 tungsten facilities, 1 of which is CFSP “conflict free” certified.

Based on the information obtained through the due diligence process described above, we do not have sufficient information to determine the country of origin of the Conflict Minerals in some of our products.

Limitations and Risks in our Inquiry

The due diligence measures we have undertaken may provide only reasonable, but not certain, assurance regarding the source of the necessary 3TG Minerals in our products. These measures are dependent on the data supplied by our direct suppliers and the data that those suppliers gather from within their supply chains to identify the original sources of the necessary 3TG Minerals. Our assessment is also dependent on the sufficiency of the efforts undertaken and provided by independent third-party audit programs, which may yield inaccurate or incomplete information.

The limitations described above may lead to certain risks, including, but not limited to: insufficiencies in product or product content information, insufficiencies in smelter data, omission or misidentification of suppliers in responses, errors or omissions by smelters in providing correct data to suppliers, lack of understanding regarding regulatory requirements for 3TG Minerals disclosures to the SEC and insufficiencies in supplier education and knowledge, errors in or insufficiency of public data, lack of timeliness of data, language barriers and translation, oversights or errors in conflict free smelter audits and smuggling of 3TG Minerals to countries beyond the Covered Countries.

Steps Autoliv Will Take Subsequent to the End of Calendar Year 2013

The due diligence process discussed above is an ongoing process. As Autoliv continues to conduct due diligence on its products, it will continue to refine and improve procedures to meet the goals and adhere to values set forth in Autoliv’s Conflict Minerals policy. We currently expect that these improvements will include: (i) further engagement with suppliers and in the supply chain to increase the response rate and improve content of survey responses, (ii) improved documentation between the Company and its suppliers, (iii) engagement directly (or indirectly through suppliers) with smelters sourcing from the Covered Counties to encourage such smelters to become conflict free certified by the CFSP or other independent third-party audit program, and (iv) engage with suppliers to encourage compliance with Autoliv’s Conflict Minerals policy.

This Conflict Minerals Report was not subjected to an independent private sector audit as such audit is not required for this reporting period.

Caution Concerning Forward-Looking Statements

Certain statements in this Report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “intend,” “plan,” “project,” “believe” and “estimate,” “target,” “anticipate” and similar expressions are generally intended to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by law.

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